UNITED STATES

SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	001-33119

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP Number
019344100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Allied Nevada Gold Corp.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street and Number):	9790 Gateway Drive, Suite 200

City, State and Zip Code:	Reno, Nevada 89521

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Allied Nevada Gold Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). As previously disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2015, the Company and certain of its domestic direct and indirect subsidiaries (collectively, the “Debtors”) filed a voluntary petition (Case No. 15-10503) (the “Chapter 11 Petition”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company’s management team and other finance and accounting personnel have been required to be devoted to and focused on the preparation of certain materials required in connection with the Chapter 11 Petition and, consequently, have not finalized the Company’s financial statements as of and for the year ended December 31, 2014 and will not be able to timely prepare and file the Form 10-K within the prescribed time period, without unreasonable effort or expense. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Jones	(775)	789-0101
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Company’s financial statement preparation is not yet complete, as described in Part III, the following information is based on the Company’s preliminary estimates of its results of operations and anticipated changes for the corresponding prior period as of the date of the filing of the attached Form 12b-25. The Company’s estimates are subject to change, and actual results may vary significantly from these estimates.

The Company expects to report material impairments and a material net loss for the year ended December 31, 2014, which is not comparable to net income of $1.4 million for the year ended December 31, 2013. Such net loss for the year ended December 31, 2014 is expected to include several significant items, including, among other things, a write-down of production inventories, a write-down of long-lived assets and stockpiles, and losses on assets classified as held for sale and asset dispositions. In addition, net loss for the year ended December 31, 2014 is expected to reflect increased production costs and increased interest expense.

Until the Company is able to complete the preparation of its financial statements to be included in the Form 10-K, it is not in a position to further quantify or discuss other changes to its results of operations for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act (and the equivalent under Canadian securities laws) and the Private Securities Litigation Reform Act (the “PSLRA”) or in releases made by the SEC, all as may be amended from time to time. This cautionary statement is being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefit of the “safe harbor” provisions of such laws. All statements, other than statements of historical fact, included herein or incorporated by reference, that address activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “project”, “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to”, or other similar words, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intentions. Forward-looking statements address activities, events or developments that the Company expects or anticipates will or may occur in the future, and are based on current expectations and assumptions. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements, and include, but are not limited to the potential adverse effect of the Chapter 11 Cases on the Debtors’ business, financial condition or results of operations, including the Debtors’ ability to maintain contracts and other business relationships that are critical to the Debtors’ business and the actions and decisions of the Debtors’ creditors and other third parties with interests in the Chapter 11 Cases; the Debtors’ ability to conduct the Chapter 11 Cases on the terms set forth herein; the Debtors’ ability to maintain adequate liquidity to fund the Debtors’ operations during the Chapter 11 Cases and to fund a plan of reorganization and thereafter, including obtaining sufficient debtor in possession financing and exit financing; whether the holders of the Debtors’ liabilities and/or securities receive any value for their interests; and the Debtors’ ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases prosecuted from time to time; and other factors discussed in the Company’s filings with the SEC including the Company’s latest Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its other recent SEC filings (and Canadian filings). Although the Company has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Allied Nevada Gold Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED NEVADA GOLD CORP.

By:	/s/ Stephen M. Jones
Stephen M. Jones Executive Vice President & Chief Financial Officer

Date: March 16, 2015